                              UniHealth Foundation
                                  (95-5004033)

                         Schedule 13-D; November 8, 2001
                                   Amendment 8



Item #1 Security and Issuer

The title of the class of the equity securities to which this statement relates is common stock ($.01 par value) of PacifiCare Health Systems, Inc.

PacifiCare's principal offices are at 3120 West Lake Center Drive, Santa Ana, CA 92704.

Item #2 -- Identity and Background

The corporation filing this statement is UniHealth Foundation, a California non-profit public benefit corporation. UniHealth Foundation is a private grantmaking organization whose mission is to support and facilitate activities that significantly improve the health and well being of individuals and communities within its service area. UniHealth Foundation's principal business and office address is 5959 Topanga Canyon Boulevard #390, Woodland Hills, CA 91367.

(d) During the last five years UniHealth Foundation has not been convicted in a criminal proceeding.

(e) During the last five years UniHealth Foundation has not been a party to a civil proceeding as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item #3 -- Source and amount of funds or other consideration

Not applicable

Item #4 -- Purpose of transaction.

UniHealth Foundation sold 600,000 shares of common stock in the open market. The purpose of the sale was to provide additional liquidity to UniHealth Foundation and to further diversify its assets.

(b) -- (j) Not applicable.

Item #5 -- Interest in Securities of the Issuer.

(a) Prior to this transaction UniHealth Foundation directly owned 3,497,000 shares of PacifiCare common stock or 10.23% of the outstanding shares as of October 1, 2001.


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Subsequent to this transaction, UniHealth Foundation owns 2,897,000 shares of
PacifiCare common stock or 8.57% of the outstanding shares.

(b) UniHealth Foundation has the sole power to direct the vote of all shares it owns.

(c) UniHealth Foundation sold the following shares of PacifiCare common stock in the open market:

  Date            Number of Shares      Price per Share       Total
  ----            ----------------      ---------------   ------------
10/24/01                41,700              $14.4525        606,005.25
10/24/01                55,821              $14.4235        805,134.19
10/26/01               103,000               $15.016      1,546,648.00
10/29/01                38,900              $14.4051        560,358.39
10/29/01                40,000              $17.9675        718,700.00
10/29/01                60,579              $17.3812      1,052,935.71
10/30/01               101,000              $15.5857      1,574,155.70
10/31/01                76,000              $17.2253      1,309,122.80
 11/1/01                83,000               $17.685      1,467,855.00

(d) No other person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of securities described in (a) above.

(e) Not applicable.

Item #6 -- Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

The Stock Purchase Agreement dated as of May 4, 1999 between PacifiCare and UniHealth Foundation was terminated as of June 22, 2001.

Item #7 -- Materials to be filed as exhibits.

Termination Agreement (June 22, 2001)


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:    November 9, 2001


                                        By:   /s/ Mary Odell
                                            _______________________________
                                                  Mary Odell, President

                             TERMINATION AGREEMENT

     THIS TERMINATION AGREEMENT (the "Agreement") is entered into as of June 22, 2001, by and between PACIFICARE HEALTH SYSTEMS, INC., a Delaware corporation ("PacifiCare"), and UNIHEALTH FOUNDATION, a California nonprofit public benefit corporation ("UniHealth").

                                    RECITALS

     WHEREAS, PacifiCare and UniHealth are parties to a Stock Purchase Agreement dated as of May 4, 1999, as modified by a letter agreement dated as of February 8, 2001 (the "Stock Purchase Agreement"), pursuant to which PacifiCare agreed to purchase, and UniHealth agreed to sell, shares of PacifiCare Common Stock held by UniHealth, subject to and in accordance with the terms of the Stock Purchase Agreement;

     WHEREAS, concurrently with the execution of the Stock Purchase Agreement on May 4, 1999, PacifiCare and UniHealth entered into a Confidentiality Agreement (the "Confidentiality Agreement") and a Registration Rights Agreement (the "Registration Rights Agreement");

     WHEREAS, PacifiCare may conduct a financing (the "Financing"), which may involve Morgan Stanley & Co. ("Morgan Stanley") or another investment bank acting as an underwriter or manager of the Financing (the "Manager");

     WHEREAS, as an inducement to undertake and continue efforts in connection with a possible Financing, PacifiCare or the Manager may request that certain stockholders of PacifiCare, including UniHealth, execute a lock-up agreement in substantially the form attached hereto as EXHIBIT A (the "Lock-Up Agreement"); and

     WHEREAS, in consideration for UniHealth's agreement to execute such a Lock-Up Agreement, PacifiCare has agreed to (i) terminate the Stock Purchase Agreement, (ii) provide UniHealth with access to the Manager for purposes of undertaking discussions regarding the circumstances under which the Manager will consent to a sale by UniHealth of shares of Common Stock of PacifiCare during the effective period of any such Lock-Up Agreement, and (iii) use its reasonable efforts to maintain the effectiveness of PacifiCare's shelf registration statement on Form S-3 (registration no. 333-83069) until June 30, 2002 (subject to Section 4 hereof).

                                   AGREEMENT

     NOW, THEREFORE, in consideration of these premises and the mutual covenants set forth herein, the parties hereto agree as follows:

     1. TERMINATION OF STOCK PURCHASE AGREEMENT. The parties hereby agree and acknowledge, that effective as of the date hereof: (i) the Stock Purchase Agreement and any proxies delivered pursuant thereto are terminated, (ii) the Stock Purchase Agreement and any such proxies have no further force or effect, and (iii) as a result of the termination, PacifiCare and UniHealth are each released from all obligations set forth in the Stock Purchase Agreement.

     2. LOCK-UP AGREEMENT. UniHealth hereby agrees to execute one or more Lock-Up Agreements in substantially the form attached hereto as EXHIBIT A (or in a comparable form of another investment bank and with such modifications as may be necessary to accurately describe the structure of the Financing) at the request of the Manager to facilitate the Financing; provided that the obligation to execute such Lock-Up Agreements shall terminate on the earlier of (i) December 31, 2001 and (ii) the date on which PacifiCare has raised an aggregate of Eight Hundred Fifty Million Dollars ($850,000,000) in one or more Financings.

     3. ACCESS TO INVESTMENT BANKERS. PacifiCare hereby agrees that it will, from and after the date hereof until the earlier of the termination of any such Lock-Up Agreement and the termination of the obligation set forth in Section 2 above, provide UniHealth with access to and make available to UniHealth the appropriate representatives of the Manager (including, in the case of Morgan Stanley, Dan Ewell and Chuck Adams) for purposes of UniHealth undertaking discussions with the Manager regarding the circumstances under which the Manager will consent to sales by UniHealth of shares of Common Stock of PacifiCare during the effective period of such Lock-Up Agreement. PacifiCare agrees to instruct the Manager not to provide UniHealth any material nonpublic information concerning PacifiCare. In addition, PacifiCare will use reasonable efforts to not convey to UniHealth or to any UniHealth officer (not including any individual who is a member of the PacifiCare Board of Directors) material nonpublic information concerning PacifiCare without such recipient's consent; provided, however, that the parties understand that certain material nonpublic information related to a prospective Financing may necessarily be disclosed to UniHealth and/or its officers in connection with a request, pursuant to Section 2 above, that UniHealth execute a Lock-Up Agreement.

     4. OTHER ARGUMENTS. The parties hereby agree that this Agreement shall have no effect on either the Confidentiality Agreement or the Registration Rights Agreement and that each of the Confidentiality Agreement and the Registration Rights Agreement shall remain in full force and effect in accordance with their terms; provided, however, that notwithstanding the foregoing, the parties hereby agree that (i) the Confidentiality Agreement shall apply to any Confidential Information (as defined in the Confidentiality Agreement) relating to PacifiCare or the Financing that UniHealth learns or obtains from the Manager, and (ii) Section 2.3(a)(ii) of the Registration Rights Agreement is hereby amended and restated in its entirety to read as follows:

          "prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to maintain the effectiveness of the Shelf Registration Statement and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until (i) if no Underwritten Offering is requested under Section 2.2(a), on June 30, 2002, and (ii) if UniHealth elects an Underwritten Offering, until the earlier to occur of the completion of the offering pursuant to such prospectus and the expiration of ninety (90) days after the final prospectus for the Underwritten Offering becomes effective;"
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     5.   MISCELLANEOUS.

          5.1 HEADINGS. The headings of the sections of this Agreement are for convenience of reference only, and do not form a part thereof, and do not in any way modify, interpret or construe the meanings of the sections themselves or the intentions of the parties.

          5.2 GOVERNING LAW. The parties agree that this Agreement will be interpreted, construed, and enforced under and according to the internal laws of the State of California

          5.3 FURTHER ASSURANCES. Each party to this Agreement hereby agrees to execute and deliver all such further agreements and documents and to take all such further actions, if any, as may be required to evidence and confirm that the Stock Purchase Agreement has been terminated and has no further force or effect as of the date of this Agreement.

          5.4 SUCCESSORS AND ASSIGNS. The provisions hereof shall inure to benefit of, and be binding upon, the successors and permitted assignees of the parties hereto.

          5.5 ENTIRE AGREEMENT. This Agreement and the Lock-Up Agreement delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to termination of the Stock Purchase Agreement, and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements with respect to such subject matter except as specifically set forth herein.

          5.6 GOOD FAITH. The parties hereto shall act in good faith in performing and discharging their respective duties and obligations hereunder.

          5.7 SEVERABILITY. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          5.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.





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     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.


                                             PACIFICARE HEALTH SYSTEMS, INC.

                                             By: /s/ HOWARD G. PHANSTIEL
                                                 ----------------------------
                                             Its:
                                                  ---------------------------



                                             UNIHEALTH FOUNDATION

                                             By:
                                                 -----------------------------
                                             Its:
                                                  ----------------------------



                   [SIGNATURE PAGE TO TERMINATION AGREEMENT]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.


                                             PACIFICARE HEALTH SYSTEMS, INC.

                                             By:
                                                 ------------------------------
                                             Its:
                                                  -----------------------------


                                             UNIHEALTH FOUNDATION

                                             By: /s/ DAVID R. CARPENTER
                                                 ------------------------------
                                             Its: Chairman & CEO
                                                  -----------------------------